UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40333

LARGO INC.

(Translation of registrant's name into English)

1 First Canadian Place,

100 King Street West, Suite 1600

Toronto, Ontario M5X 1G5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-290163).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO INC.
(Registrant)

Date: January 8, 2026	By:	/s/ Daniel Tellechea
		Name:	Daniel Tellechea
		Title:	Co-Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Opinion of Stikeman Elliot LLP

99.2	At the Market Offering Agreement, dated January 7, 2026, by and between the Registrant and H.C. Wainwright & Co., LLC.

99.3*	Press Release of the Registrant, dated January 8, 2026, regarding the At the Market Offering

* furnished herewith.